CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT

November 1, 2007

Capital Alliance Group Release Financials for Fiscal 2007

Capital Alliance Group Inc (the “Company”) (TSXV: CPT) is pleased to report that it has filed its fiscal 2007 financial statement on SEDAR.

For the year ended June 30, 2007, gross revenues totaled $8,211,340 compared to $2,572,358 for the period ended June 30, 2006 (6 month fiscal year), and $4,189,236 for the year ended December 31, 2005, an increase of 96% from 2005.

During fiscal 2007, the Company generated net investment gains of $1,402,101, and the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA) was $931,290 for the year ended June 30, 2007. Total non-cash expenses including amortization, depreciation, provision for income tax and stock based compensation was $659,456. Total extraordinary expenses relating to raising additional capital during fiscal 2007 including financing fees, and increased legal and accounting fees amounted to $330,165. Inclusive of all cash and non-cash expense items, the Company’s net income was $196,160. As at June 30, 2007, the Company’s cash position increased to $11,734,512, with working capital surplus and capital surplus amounting to $11,561,270 and $13,659,132, respectively.

As a result of a series of transactions throughout the past and current fiscal year, the Company has substantially increased its ownership of CIBT School of Business and Technology Corp. from 77% to virtually 100%.

”Despite the unusual amount of extraordinary expenses incurred in fiscal 2007 due to various financing activities, the Company has grown substantially in terms of revenue, market capitalization, EBITDA, cash reserve and geographical presence throughout China”, commented Toby Chu, President and CEO of Capital Alliance Group. “The financing activities that took place in fiscal 2007 solidify the basic foundation for the Company’s next phase of expansion and allow us to implement a series of corporate strategies that positions the Company for a substantial acquisition in fiscal 2008, as previously announced. This acquisition will significantly enhance the infrastructure and enterprise value of the Company going forward.”

Details of the filing can be found at http://www.sedar.com

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

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